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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                 SCHEDULE 14D-1

                             Tender Offer Statement

      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                (Amendment No. 2)



                            GARDEN RIDGE CORPORATION

                            (Name of Subject Company)

                           GR ACQUISITION CORPORATION

                              GARDEN HOLDINGS INC.

                                GRDG HOLDINGS LLC

                           THREE CITIES FUND II, L.P.

                          THREE CITIES OFFSHORE II C.V.

                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                    36541P104

                      (CUSIP Number of Class of Securities)



                                J. WILLIAM UHRIG

                                    PRESIDENT

                           GR ACQUISITION CORPORATION

                         C/O THREE CITIES RESEARCH, INC.

                               650 MADISON AVENUE

                            NEW YORK, NEW YORK 10022

                                 (212) 838-9660

                     (Name, Address and Telephone Number of

                    Person Authorized to Receive Notices and

                       Communications on Behalf of Bidder)

                                    Copy to:

                            DAVID W. BERNSTEIN, ESQ.

                               ROGERS & WELLS LLP

                                 200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                                 (212) 878-8000



                            CALCULATION OF FILING FEE

Transaction Value *: $129,359,636                  Amount of Filing Fee: $25,872

* For purposes of calculating the fee only. This amount assumes the purchase of 11,248,664 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Garden Ridge Corporation at a price per share of $11.50 in cash. The number of Shares of outstanding as of December 3, 1999 which are not owned by the Bidders, is 11,248,664. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $25,872   Filing Parties: GR Acquisition Corporation
                                                  GRDG Holdings LLC
                                                  Three Cities Fund II, L.P.
                                                  Three Cities Offshore II, C.V.

Form or Registration No.: 14D-1   Date Filed:     November 23, 1999

CUSIP No. 36541P104              SCHEDULE 14D-1                Page 2 of 8 Pages

    1.       Name Of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

             GR ACQUISITION CORPORATION


    2.       Check the Appropriate Box if a Member of a Group

                                                                             (a)
                                                                             (b)


    3.       SEC Use Only


    4.       Sources of Funds

             AF - Affiliate


    5.       Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                                                             / /

    6.       Citizenship or Place of Organization

             DELAWARE


    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,089,261


    8.       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /

    9.       Percent of Class Represented by Amount in Row 7

             93.2%


    10.      Type of Reporting Person

             CO




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CUSIP No. 36541P104              SCHEDULE 14D-1                Page 3 of 8 Pages

    1.       Name Of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

             GARDEN HOLDINGS INC.


    2.       Check the Appropriate Box if a Member of a Group

                                                                             (a)
                                                                             (b)

    3.       SEC Use Only


    4.       Sources of Funds

             OO - Member Contributions
             BK - Bank


    5.       Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                                                             / /

    6.       Citizenship or Place of Organization

             DELAWARE


    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,089,261


    8.       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /

    9.       Percent of Class Represented by Amount in Row 7

             93.2%




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CUSIP No. 36541P104              SCHEDULE 14D-1                Page 4 of 8 Pages

    1.       Name Of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

             GRDG HOLDINGS LLC


    2.       Check the Appropriate Box if a Member of a Group

                                                                             (a)
                                                                             (b)


    3.       SEC Use Only


    4.       Sources of Funds

             OO - Member Contributions
             BK - Bank


    5.       Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                                                             / /

    6.       Citizenship or Place of Organization

             DELAWARE


    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,089,261


    8.       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /

    9.       Percent of Class Represented by Amount in Row 7

             93.2%


    10.      Type of Reporting Person

             HC




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CUSIP No. 36541P104              SCHEDULE 14D-1                Page 5 of 8 Pages

    1.       Name Of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

             THREE CITIES FUND II, L.P.


    2.       Check the Appropriate Box if a Member of a Group

                                                                             (a)
                                                                             (b)


    3.       SEC Use Only


    4.       Sources of Funds

             Not Applicable


    5.       Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                                                             / /

    6.       Citizenship or Place of Organization

             DELAWARE


    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,089,261


    8.       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /

    9.       Percent of Class Represented by Amount in Row 7

             93.2%


    10.      Type of Reporting Person

             PN




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CUSIP No. 36541P104              SCHEDULE 14D-1                Page 6 of 8 Pages

    1.       Name Of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

             THREE CITIES OFFSHORE II C.V.


    2.       Check the Appropriate Box if a Member of a Group

                                                                             (a)
                                                                             (b)


    3.       SEC Use Only


    4.       Sources of Funds

             AF - Affiliate


    5.       Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                                                             / /

    6.       Citizenship or Place of Organization

             NETHERLANDS ANTILLES


    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,089,261


    8.       Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /

    9.       Percent of Class Represented by Amount in Row 7

             93.2%


    10.      Type of Reporting Person

             PN




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         This is a final amendment to the Tender Offer Statement on Schedule
14D-1 (the "Schedule 14D-1") filed with the Commission by the Purchaser and the Bidders relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Garden Ridge Corporation, a Delaware corporation, which were not already owned by the Purchaser and its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless the context otherwise requires, defined terms used in this Amendment have the meanings ascribed to them in the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The Purchaser accepted and processed 10,167,800 Shares which were properly tendered in response to the tender offer, and not withdrawn, before the tender offer expired on December 27, 1999, at 12:00 midnight. This increased the total number of Shares owned by the Purchaser or its affiliates to 15,089,261 Shares (93.2% of the outstanding Shares).




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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 2000

                                             GR ACQUISITION CORPORATION

                                             By: /s/  J. William Uhrig
                                                 ---------------------
                                                      J. William Uhrig
                                                      President

                                             GRDG HOLDINGS LLC

                                             By: /s/  J. William Uhrig
                                                 ---------------------
                                                      J. William Uhrig
                                                      President

                                             THREE CITIES FUND II, L.P.

                                             By: TCR Associates, L.P.,
                                                 its general partner

                                             By: Three Cities Research, Inc.,
                                                 its general partner

                                                      By: /s/  Willem de Vogel
                                                          --------------------
                                                               Willem de Vogel
                                                               President

                                             THREE CITIES OFFSHORE II C.V.

                                             By: TCR Offshore Associates, L.P.,
                                                 its general partner

                                             By: Three Cities Associates, N.V.,
                                                 its general partner

                                                      By: /s/  J. William Uhrig
                                                          ---------------------
                                                               J. William Uhrig
                                                               President




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